AP EVENT INC.
                                Husovo namesti 7,
                              Okres Praha - Zapad,
                              Czech Republic 25301
                                Tel. 702-970-3370


December 7, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Ryan Adams

                                  AP Event Inc.
                            Registration Statement on
                         Form S-1 (File No. 333-206745)

Dear Mr. Ryan Adams:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, AP Event Inc. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Thursday, December 10, 2015 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

                                 Very truly yours,


                                 By: /s/ August Petrov
                                     -------------------------------
                                 Name:  August Petrov
                                 Title: President, Treasurer and Secretary
                                        (Principal Executive, Financial and
                                        Accounting Officer)